Exhibit 99.1

[For immediate release and for information only]

O2Micro International Announces

Proposed Listing on SEHK

First NASDAQ Company to Pursue a

Dual Primary Listing on the Main Board in Hong Kong

Analog Semiconductor Design Company Captures Emerging Opportunities in China

(February 27, 2006 - Hong Kong) O2Micro International Limited (“O2Micro International” or “the Company”, Hong Kong stock code: 457; NASDAQ ticker: OIIM), a leading supplier that designs, develops and markets high performance integrated circuits for power management and security applications for the consumer electronics, computer, industrial, and communications markets, announced its proposed listing on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”). It is the first NASDAQ company to pursue a dual primary listing on the Main Board of the SEHK.

The listing is by way of introduction and no new shares are offered as part of the listing.

Dealings in the Shares on SEHK are expected to commence on March 2, 2006. Shares will be traded in board lots of 2,000 each. Morgan Stanley Dean Witter Asia Limited is the Sponsor.

O2Micro International designs integrated circuits for consumer electronics, computer, industrial and communications products, including LCD computer monitors, LCD televisions, notebook computers, Internet security devices, GPS, mobile phones and portable DVD players.

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O2Micro International Announces Proposed Listing on SEHK

One of the Company’s major products are integrated circuits that manage and provide power for lighting of LCDs. The growing LCD market, especially the increasing demand for larger-sized LCD panels, presents an attractive growth opportunity for the Company because larger panels require more lighting devices, or inverters.

O2Micro International has strong technological expertise in the more advanced analog and mixed signal designs and system-level architecture, reducing the number of components needed for an electronic device and allowing for smaller, lighter, cheaper and more efficient end products. Its integrated circuits have been incorporated into products sold by Acer, Apple Computer, Dell, Fujitsu, Hewlett-Packard, Lenovo, LG, NEC, Samsung, Sharp, Sony and Toshiba, among others.

Apart from the technology expertise and a strong research and development force, the Company has a broad intellectual property portfolio which includes approximately 183 issued patents and an additional of over 400 patent applications. The portfolio enables the Company to control the design and development of the products, achieve better pricing and develop long-term customer relationships.

O2Micro International has developed its global presence across the US, Asia and Eastern Europe. The Company commenced its China operations in 2001 and its current semiconductor design team comprising 258 engineers is believed to be one of the largest in the country.

O2Micro International was listed on the NASDAQ on August 23, 2000. Thanks to the continuous introduction of new products, increasing unit shipments of existing products and expansion of customer base, the Company’s net sales have grown from US$40.4 million in 2000 to US$105.6 million in 2005.

“We believe that the listing in Hong Kong, in addition to our existing quotation on the NASDAQ, is a significant step in our long-term strategic development because it reflects the increasing importance of Asia, particularly Greater China, to our business. As the portion of our operations, customer base and supply chain based in Asia continues to grow, we believe that a listing in Hong Kong will benefit us and our shareholders,” said Mr. Sterling Du, CEO of O2Micro International.

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O2Micro International Announces Proposed Listing on SEHK

Looking ahead, the Company aims to expand its role as a leading supplier of power management integrated circuits and penetrate the high growth market for internet security applications by strengthening relationships with market-leading vendors, leveraging technology expertise to anticipate customer demand and develop next-generation products with long life cycles, protecting intellectual property, expanding investment in supply chain and expanding its presence in the PRC.

“We believe that the proposed listing in Hong Kong is complementary to our growth in Asia. It will enhance our profile among Asian investors, broaden our shareholder base geographically and increase liquidity in our shares in the long run,” concluded Mr. Du.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding the growing LCD market, especially the increasing demand for large-sized LCD panels, the attractive growth opportunity for the Company because of the belief that larger panels require more lighting devices, or inverters, the Company’s patent portfolio enabling the Company to control the design and development of products, achieve better pricing and developing long-term customer relationships, the Company’s belief that the listing in Hong Kong is a significant step in long-term strategic development; that the listing will benefit the Company and its shareholders, that the Company aims to expand its role as a leading supplier of power management integrated circuits and penetrate the high growth market for internet security applications by strengthening relationships with market-leading vendors, leveraging technology expertise to anticipate customer demand and develop next-generation products with long life cycles, protecting intellectual property, expanding investment in supply chain and expanding presence in the PRC, that the proposed listing in Hong Kong will enhance the Company’s profile among Asian investors, broaden its shareholder base geographically and increase liquidity in our shares in the long run, hopes, beliefs, expectations, representations, projections, plans or predictions of the future. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as slower than expected growth in the LCD market, lower demand for large-sized

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O2Micro International Announces Proposed Listing on SEHK

LCD panels, increased litigation regarding the Company’s patent portfolio, unexpected effects of the listing, inability of the Company to execute its business plan, reduced demand for products of electronic equipment manufacturers which include O2Micro’s products due to adverse economic conditions in general or specifically affecting O2Micro’s markets, technical difficulties and delays in the development process, errors in the Company’s products and downturns in the stock market in the United States and Hong Kong. You are also referred to the Form F-1 in connection with the company’s initial public offering in August 2000, Form F-3 in connection with the company’s public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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For enquiries, please contact

iPR Ogilvy

Harriet Lau

Vice President

Phone:	(852) 3170 6750
Fax :	(852) 3170 6606
Email:	harriet.lau@iprogilvy.com

O2Micro International Limited
Michael Tseng	Gil Goodrich
Investor Relations, Asia	Director of Investor Relations
Phone: (86) 21 5027 1133, Ext. 805	Phone: (1)408.987.5920, Ext 8013
Email: michael.tseng@o2micro.com	Email: gil.goodrich@o2micro.com

Mitchell Benus
Director of Investor Relations
Phone: (1)408.987.5920, Ext 8888
Email: Mitchell.benus@o2micro.com